[redacted]

SECURIT 15045737 ON

RECEIVED FEB 2 6 2015 SEC MAIL PROCESSING SECTION WASH, D.C. 201

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisory Group Equity Services, LTD

OFFICIAL USE ONLY

FIRM I.D. NO. 15427

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Washington Street, Suite 407
(No. and Street)

Woburn (City) MA (State) 01801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan LeMoine 781-933-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

20 Walnut Street (Address) Wellesley Hills (City) MA (State) 02481 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/27/15

3/2/15

OATH OR AFFIRMATION

I, William H McCance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisory Group Equity Services Ltd, as of February 25, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

SUSAN LeMOINE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 13, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: Board of Directors of
Advisory Group Equity Services, LTD

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Advisory Group Equity Services, LTD identified the following provisions of 17 C.F.R. 15c3-3(k) under which Advisory Group Equity Services, LTD claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Advisory Group Equity Services, LTD stated that Advisory Group Equity Services, LTD met the identified exemption provisions throughout the most recent fiscal year without exception. Advisory Group Equity Services, LTD's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advisory Group Equity Services, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri & Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
February 14, 2015

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

AGES FINANCIAL SERVICES
ADVISORY GROUP EQUITY SERVICES, LTD. • MEMBER FINRA/SIPC

444 Washington Street, Suite 407
Woburn, MA 01801
Toll Free: (866) 661-0130
Tel: (781) 933-6100
Fax: (781) 933-6101
www.agesbrokerage.com

February 14, 2015

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street
Wellesley Hills, MA 02481

Re: Advisory Group Equity Services, LTD Exemption Report

Dear Mr. Alessandri;

This statement is to notify you that, to the best knowledge and belief of Advisory Group Equity Services, LTD, our firm claims an exemption under 17 CFR 240.15c3-3(k)(2)(ii).

Pursuant to 17 CFR 240.15c3-3(k)(2)(ii), Advisory Group Equity Services, LTD is an introducing broker/dealer which clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Sections 240.17a-3 and 240.17a-4 of Chapter [17] as are customarily made and kept by a clearing broker or dealer.

Advisory Group Equity Services, LTD has met the exemption provisions of 17 CFR 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Sincerely,

William McCance, President

Susan LeMoine, Treasurer

Advisory Group Equity Services, LTD
Financial Statements and
Supplemental Schedules
December 31, 2014

SCAS
SIEGRIST | CREE | ALESSANDRI | STRAUSS

Advisory Group Equity Services, LTD
Financial Statements and Supplemental Schedules
December 31, 2014

Advisory Group Equity Services, LTD

Index

AUDITOR'S REPORT

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Advisory Group Equity Services, LTD

Report on the Financial Statements

We have audited the accompanying financial statements of Advisory Group Equity Services, LTD, which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17A-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects the financial position, results of operations and cash flows of Advisory Group Equity Services, LTD as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules I, II and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in the supplemental schedules has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 14, 2015

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

FINANCIAL INFORMATION

Advisory Group Equity Services, LTD
Statement of Financial Condition
December 31, 2014

Assets	
Current assets	
Cash and cash equivalents	$ 1,026,494
Cash, restricted	50,000
Commissions receivable, net of $0 allowance	418,835
Due from parent company	19,446
Prepaid charges and other current assets	156,802
Total current assets	1,671,577
Furniture and equipment, at cost	66,596
Less: accumulated depreciation	38,280
	28,316
Security deposit	11,400
Total assets	$ 1,711,293
Liabilities and Shareholder's Equity	
Current liabilities	
Note payable	$ 76,996
Commissions payable	423,455
Accounts payable	6,150
Accrued expenses	17,958
Clearing firm payable	50
Deferred registered representative fees	121,382
Total current liabilities	645,991
Shareholder's equity	
Common stock, no par value, 15,000 shares authorized, 100 shares issued and outstanding	6,500
Additional paid in capital	598,385
Retained earnings	460,417
Total shareholder's equity	1,065,302
Total liabilities and shareholder's equity	$ 1,711,293

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Income
For The Year Ended December 31, 2014

Revenues:	
Commission income	$ 5,558,051
Gain on sale of securities	255,156
Other income	125,312
Interest income	36,763
Total revenue	5,975,282
Operating expenses:	
Commission expenses	4,387,122
Employees compensation and benefits	608,282
Litigation settlement	428,700
Insurance	88,911
Occupancy expense	57,463
Office expenses	57,069
Regulatory fees	40,623
Professional fees	27,090
Clearance fees	24,704
Meetings	22,654
Other operating expenses	14,186
Communications and technology	9,660
Travel and entertainment	7,765
Postage and delivery	6,149
Depreciation	2,380
Total operating expenses	5,782,758
Net income for year	$ 192,524

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2014	$ 6,500	$ 373,331	$ 267,893	$ 647,724
Contibutions to capital	-	225,054	-	225,054
Net income for year	-	-	192,524	192,524
Balance, December 31, 2014	$ 6,500	$ 598,385	$ 460,417	$ 1,065,302

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

Advisory Group Equity Services, LTD

Statement of Cash Flows

For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income for year	$ 192,524
Adjustments to reconcile loss to net cash provided/(used) by operating activities:	
Depreciation	2,380
Gain on sale of securities	(255,156)
(Increase) decrease in:	
Commissions receivable	(46,584)
Prepaid expenses	4,444
Commissions payable	11,888
Accounts payable and accrued expenses	(2,304)
Deferred registered representative fees	16,659
Clearing firm payable	(6,129)
Net cash provided by operating activities	(82,278)
Cash flows from investing activities:	
Purchase of equipment	(5,425)
Proceeds from sale of securities	255,156
Net cash used in investing activities	249,731
Cash flows from financing activities:	
Contribution to additional paid in capital	225,054
Decrease Insurance premium financing	(8,011)
Net cash provided by investing activities	217,043
Net increase in cash and cash equivalents	384,496
Cash and cash equivalents, beginning of the year	691,998
Cash and cash equivalents, end of the year	$ 1,076,494
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ -
Interest	$ 1,598

The Report of the Independent Registered Public Accountant and notes are an integral part of these financial statements.

NOTES

Note 1 – Nature of Business

Advisory Group Equity Services, LTD. (the Company) was formed June 25, 1984 as a Massachusetts corporation. The Company is a registered securities broker/dealer engaged in securities trading and sales, retail brokerage and other financial services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its customer accounts through Pershing, LLC, another broker/dealer, on a fully disclosed basis.

The Company is a wholly-owned subsidiary of TAG Group, Inc.

Note 2 – Significant Accounting Policies

Basis of accounting:

The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents

The Company considers deposits and short-term debt securities with maturities of ninety days or less to be cash and cash equivalents.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. The Company's parent has elected to file the consolidated federal and income tax returns as an S-Corporation under the Internal Revenue Code and to treat the Company as a qualified subchapter S subsidiary ("QSUB"). With this election all income is reported by the shareholders of the parent company on their individual income tax returns.

The Organization adopted, "Accounting for Uncertainty of Income Taxes", which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. The Organization has no uncertain tax positions during the year ended December 31, 2014.

Concentrations of Credit Risk

The Company maintains cash in bank deposit accounts at banks located in Massachusetts. The balance of these accounts may, at times, exceed federally insured limits. The bank accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at each institution. At December 31, 2014 the Company had $278,712 in excess of FDIC insured limits in these bank accounts. The Company has not experienced any losses in such accounts.

The Company maintains cash balances in accounts that are not insured by the FDIC. At December 31, 2014 the uninsured cash balances in those accounts totaled $467,058.

NOTE 2 - Significant Accounting Policies (continued)

Revenue and Cost Recognition

The Company recognizes commission income and related expenses on a settlement date basis, which is the industry standard. Accounting principles generally accepted in the United States of America require trade date presentation. Income and related expenses as a result of settlement date to trade date conversion are immaterial to the financial statements.

Uncollectible Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible amounts. An allowance for uncollectable commissions receivable was not considered necessary as of December 31, 2014.

Furniture, Equipment, and Leasehold Improvements

Acquisitions of property and equipment are stated at cost. Any expenditure for repairs, maintenance, renewals, and betterments that enhance the useful lives of the assets are capitalized and depreciated. Depreciation is provided based on accelerated and straight-line methods over the estimated useful lives of the assets. The estimated useful lives of furniture and equipment are 5 to 7 years and 15 years for leasehold improvements.

Note 3 – Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires maintaining minimum net capital of $50,000 or six and two thirds percent of "aggregated debt items" whichever is greater, as defined. As of December 31, 2014, the Company had a net capital requirement of $50,000.

To be incompliance with this rule, the Company's ratio of aggregated indebtedness to net capital must not exceed 15 to 1. At December 31, 2014, the ratio of the Company's aggregate indebtedness to net capital was .7951 to 1.

Note 4 - Fair Value Measurements

The "Fair Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. FASB ASC 820 requires disclosures of the fair values of most financial instruments for which it is practicable to estimate that value. The scope of FASB ASC 820 excludes certain financial instruments such as trade receivables and payables when the carrying value approximates the fair value, employee benefit obligations and all non-financial instruments, such as fixed assets. The fair value of the Company's assets and liabilities which qualify as financial instruments under FASB ASC 820 approximate the carrying amounts presented in the Statement of Financial Condition.

The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company are described:

- Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities the Company has the ability to assess. As required by the FASB "Fair Value Measurements and Disclosures" topic, the Company does not adjust the quoted prices for these investments even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Note 4 - Fair Value Measurements (continued)

- Level 2 - Pricing inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly for substantially the full term through corroborations with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to those investments.

- Level 3 – Pricing inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Company did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2014.

Note 5 – Lease Commitments

The Company leases its facility under a five year agreement expiring September 30, 2016. The annual rental is $48,269, paid in monthly installments of $4,022.

The Company leases a copier with a monthly payment of $357. The lease will expire in November 2016.

Future annual minimum rental payments under these leases over the next five years are as follows:

2015	$ 52,336
2016	$ 39,789

Note 7 – Subsequent Events

Management has evaluated events and transactions occurring after the date of the Statement of Financial Condition through February 14, 2014, which is the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the Statement of Financial Condition through the date of management's review substantially affect the amounts and disclosure of the accompanying financial statements.

ACCOUNTANT'S REPORT

Report of Independent Registered Public Accounting Firm on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To the Board of Directors of
Advisory Group Equity Services, LTD
Woburn, Massachusetts

In planning and performing our audit of the financial statements of Advisory Group Equity Services, LTD (Company) for the year ended December 31, 2014, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. This report as it relates to Rule 15c3-3 is for the period January 1, 2014 through May 31, 2014.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above

mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SES to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, Management, the Securities and Exchange Commission (designated self-regulatory organization), the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
Wellesley Hills, MA
February 14, 2015

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SIEGRIST | CREE | ALESSANDRI | STRAUSS

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

To: Board of Directors of
Advisory Group Equity Services, LTD

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) Advisory Group Equity Services, LTD identified the following provisions of 17 C.F.R. 15c3-3(k) under which Advisory Group Equity Services, LTD claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Advisory Group Equity Services, LTD stated that Advisory Group Equity Services, LTD met the identified exemption provisions throughout the most recent fiscal year without exception. Advisory Group Equity Services, LTD's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Advisory Group Equity Services, LTD's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Siegrist, Cree, Alessandri + Strauss

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
20 Walnut Street, Wellesley Hills, MA 02481
February 14, 2015

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SUPPLEMENTALS

Advisory Group Equity Services, LTD
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2014

Net Capital:	
Total stockholder equity qualified for net capital	$ 1,065,302
Deduction for non-allowable assets	(252,841)
Net capital before haircuts	812,461
Less: Haircuts	-
Net capital	812,461
Minimum capital requirement	(50,000)
Excess net capital	$ 762,461
Aggregate indebtness:	
Liabilities	$ 645,991
Ratio of aggregate indebtness to net capital	79.51%

No material differences exist between audited computation of net capital and unaudited computation of net capital.

Schedule II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Advisory Group Equity Services, LTD as of 12/31/14

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 Pershing, LLC (Clearing Firm SEC #17574) [4335] xx [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SIEGRIST | CREE | ALESSANDRI | STRAUSS

To the Board of Directors
Advisory Group Equity Services, LTD
Woburn, MA

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protections Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Advisory Group Equity Services, LTD, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Advisory Group Equity Services, LTD's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Advisory Group Equity Services, LTD's management is responsible for the Advisory Group Equity Services, LTD's compliance with those requirements. This agreed-agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences:

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and workpapers supporting the adjustments noting no differences, and;

5. Compared the amounts of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Siegrist, Cree, Alessandri & Strauss, CPAs, P.C.
February 14, 2015

Siegrist, Cree, Alessandri & Strauss, Certified Public Accountants, P.C.
20 Walnut Street, Wellesley Hills, MA 02481 | Tel: 781.237.4620 | Fax: 781.235.8021 | www.scascpa.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

032155 FINRA DEC 14

ADVISORY GROUP EQUITY SERVICES, LTD
444 WASHINGTON STREET, SUITE 407
WOBURN, MA 01801

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
S LEMOINE 781-933-6100

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 8,833
   B. Less payment made with SIPC-6 filed **(exclude interest)** (3,308)
   7/30/2014
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 5,525
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 5,525
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 5,525
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ADVISORY GROUP EQUITY SERVICES LTD
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of FEBRUARY, 20 15.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,975,278
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,324,069
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Meeting fees: $32,055; Reg Rep fees: $37,247; Other: $48,623 (Deductions in excess of $100,000 require documentation)	117,925
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,441,994
2d. SIPC Net Operating Revenues	$3,533,284
2e. General Assessment @ .0025	$8,833
	(to page 1, line 2.A.)